Exhibit 99.49

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Cobalt Project Drill Program Intended to Increase Reserves

Vancouver, B.C., May 14, 2004, Formation Capital Corporation (FCO-TSX) (the Company) announced today the commencement of a 7,500 metre (~25,000 foot) diamond drill program on the Company’s 100% owned Idaho Cobalt Project, a unique primary cobalt deposit located in east central Idaho in the permitting and feasibility stages of development.  The diamond drill program, as recommended by Mine Development Associates in the Pre-feasibility Study, is intended to upgrade Inferred Resources to Proven and Probable Reserves as well increase the Resource base.

The current diluted Proven and Probable and Inferred Resources stand at 3,155,280 tons grading 0.609% cobalt, 0.45% copper and 0.019 opt gold while the diluted Proven and Probable Reserves stand at 1,257,543 tons grading 0.641% cobalt, 0.49% copper and 0.017 opt gold.  Enhancing the reserve base is designed to improve the overall economics of the deposit and increase the existing mine life.

Concurrent with the drill program, advancements in the Final Feasibility Study and Permitting continue on the Idaho Cobalt Project.  The Company has received notification that three well-established and respected engineering firms intend to bid on the contract to complete the Final Feasibility Study on the project.  The awarding of this contract is expected in the near future.

The permitting process is progressing well on the Idaho Cobalt Project.  Although the Company has no direct influence in the NEPA (National Environmental Policy Act) process, it is endeavoring to receive a ROD (Record of Decision) in an expeditious manner by ensuring all data and reports submitted to the regulatory agencies are as thorough, scientifically based and accurate as is reasonably possible in an effort to minimize any potential deficiencies that may delay the permitting process.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products.  The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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